Exhibit 99.2

Triterras Granted Further Extension by Nasdaq to File 2021 Annual Report

Singapore, November 4, 2021 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today announced that the Company received notice from the Listing Qualifications Department of the NASDAQ Stock Market (“Nasdaq”) that the Company’s request for a further extension to regain compliance with the Nasdaq Listing Rules has been granted. As a result of the further extension, the Company will have until December 1, 2021 to file its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) in order to regain compliance with Nasdaq Listing Rules.

As previously disclosed, Triterras is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not timely file its 2021 Annual Report with the SEC. Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required periodic financial reports with the SEC.

The Company currently expects that the independent audit of its financial statements for the fiscal year ended February 28, 2021 will be completed and that it will be able to file its 2021 Annual Report with the SEC on or before the December 1, 2021 deadline, subject to the Forward Looking Statements and Risk Factors cited below.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the independent audit of its financial statements for the fiscal year ended February 28, 2021 (the “Audit”) and filing of its Form 20-F for the fiscal year ended February 28, 2021 with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com